Exhibit 99.1

press release

ArcelorMittal establishes renewable energy JV with Casa dos Ventos in Brazil

JV to construct a 554MW wind power project

18 April 2023, 08:00 CET

ArcelorMittal (‘the Company’) today announces that its Brazilian entity, ArcelorMittal Brazil, will form a joint venture partnership (‘JV’) with Casa dos Ventos, one of Brazil’s largest developers and producers of renewable energy projects, to develop a 554 MW wind power project. ArcelorMittal Brazil will hold a 55 per cent stake in the JV, with Casa dos Ventos holding the remaining 45 per cent. The transaction was approved by the Brazilian antitrust authority, CADE, on 13 April and will be completed within the next 15 days.

The c. $0.8 billion project aims to secure and decarbonise a considerable proportion of ArcelorMittal Brazil’s future electricity needs. It is estimated it will provide 38 per cent of ArcelorMittal’s Brazil’s total electricity needs in 2030. The JV will be equity accounted and ArcelorMittal’s total equity investment will be c. $0.15 billion.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“The recent acquisition of CSP immediately enhances our presence in the high-growth Brazilian market and provides us with exciting future options. As we expand our presence and add value to our Brazilian franchise we are conscious of the responsibility we have to decarbonise our operations. By collaborating with a respected energy transition operator in Casa dos Ventos, we can take advantage of the favourable Brazilian climate for renewable energy generation and make faster progress towards our climate targets.

“As well as making climate sense, this project makes financial and operational sense. It reduces electricity costs and provides energy security to our Brazilian business and will deliver consistent, attractive long-term returns.”

Jefferson de Paula, President, ArcelorMittal Brazil, added:

“In addition to the recent acquisition of CSP, we have several downstream organic growth projects underway that expand out footprint and enhance our ability to produce higher added value products. These expansion plans will lead to a natural increase in our energy requirements. This project will help to prepare us for the future, ensuring we secure our long-term energy requirements in a responsible, sustainable and cost-effective manner.”

The Babilonia project will be located in the central region of Bahia, north-east Brazil. The site location has been selected due to several competitive advantages, including high-capacity forecast load factors (in excess of 50 per cent) and a short distance (23 km) to connect to the national electricity grid. There is also the potential to expand the capacity of the project by adding a further 100 MW of solar power. The project is currently at an environmental and regulatory permitting stage, with construction work anticipated to start later this year and operational commissioning in 2025. ArcelorMittal Brazil will enter a 20-year power purchase agreement with the JV for the supply of electricity.

The Babilonia project is the third strategic renewable energy partnership ArcelorMittal has established in the past year. In March 2022, the Company announced a partnership with the Greenko group in India to develop a ‘round the clock’ energy project with 975MW of solar and wind capacity (see https://corporate.arcelormittal.com/media/press-releases/arcelormittal-establishes-strategic-renewable-energy-partnership-with-greenko-group-in-india). The project will feed ArcelorMittal’s Indian steelmaking joint venture, AM/NS India, supplying over 20 per cent of its electricity requirements and reducing its annual carbon emissions by approximately 1.5 million tonnes a year. In Argentina, ArcelorMittal has developed a partnership with PCR for a 130MW solar and wind capacity project that supplies over 30 per cent of ArcelorMittal’s local electricity requirements.

More details on ArcelorMittal’s climate action ambitions, strategy, technologies and ongoing decarbonisation projects can be found at https://corporate.arcelormittal.com/climate-action.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

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Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com